AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

June 14, 2013

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

RE:     Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 10, 2013
File No. 000-27275

Dear Mr. Gilmore:

This letter responds to the comments included in your letter dated May 17, 2013, regarding Akamai Technologies, Inc.'s (“Akamai” or the “Company”) Form 10-K for the fiscal year ended December 31, 2012, filed on March 1, 2013, and Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013. The comments and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Liquidity and Capital Resources, page 32

1.
We note that the “majority” of your cash, cash equivalents and marketable securities are located in the United States. We further note that your Chief Financial Officer indicated in your fourth quarter 2012 earnings call that $100 million of your funds are held outside of the United States. Please tell us what consideration you have given to quantifying the amount of foreign held funds in your disclosure in future filings.

Akamai Response
We maintained approximately $100 million of cash and cash equivalents outside of the United States, primarily to fund operations of our foreign subsidiaries, as of December 31, 2012 and March 31, 2013. We estimate that only $5 million of this amount would be subject to United States federal taxation if repatriated, with such tax liability partially offset by foreign tax credits. The remainder of our cash and cash equivalents held outside the United States are subject to, or offset by, foreign subsidiary

Patrick Gilmore
Securities and Exchange Commission    June 14, 2013
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obligations to our parent company in the United States. The $5 million represents less than 0.5% of total cash, cash equivalents and marketable securities we currently hold. Accordingly, we do not believe that the amount of funds held outside the United States is material to our discussion of liquidity.

We will enhance our disclosure in future filings. Beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we will add language to the Liquidity and Capital Resources section of such Form 10-Q substantially the same as that below:

“As of December 31, 2012, we had cash and cash equivalents of $108.3 million held in accounts outside the United States, substantially all of which may be returned to the United States without being subject to federal taxation. As a result, our liquidity is not materially impacted by the amount of cash and cash equivalents held in accounts outside the United States.”

Form 10-Q for the Quarterly Period Ended March 31, 2013
Item 1. Financial Statements (unaudited)
Notes to Unaudited Consolidated Financial Statements
Note 1. Nature of Business and Basis of Presentation, page 7

2.
We note that Exhibit 99.1 of your Form 8-K filed on March 11, 2013 describes “new reporting methodologies” beginning in the first quarter of 2013 that will reclassify expenses previously included within sales and marketing and general and administrative to cost of revenues. It appears that the new reporting methodologies were reflected in the amounts presented in this Form 10-Q including the expenses for the three months ended March 31, 2012. However, there was no discussion of the new reporting methodologies within this Form 10-Q. Please provide additional details regarding the new reporting methodologies including your basis for the change, a discussion of the events or circumstances that led to the change, and a more thorough description of the relevant expenses.

Akamai Response
Overview of New Expense Classifications
Starting with our Quarterly Report on Form 10-Q for the period ended March 31, 2013, we changed the classification of the cost of services and support and the cost of network build-out and support to cost of revenues in our consolidated statements of operations on both a current and historical basis. The cost of services and support was previously classified in the sales and marketing line of the statements of operations and the cost of network build-out and support was previously classified in the general and administrative line of the statements of operations.

For the three-month period ended March 31, 2012, $18.3 million of services and support costs and $4.1 million of network build-out and support costs that were previously reported as sales and marketing costs and general and administrative costs, respectively, are now reported as cost of revenues in our consolidated statement of operations.

For the three-month period ended March 31, 2013, $21.9 million of services and support costs and $4.4 million of network build-out and support costs were reported as cost of revenues in our consolidated statement of operations.

Patrick Gilmore
Securities and Exchange Commission    June 14, 2013
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Description of Reclassified Expenses
Cost of services and support is the direct cost (e.g., salary, bonus, stock-based compensation, benefits, related payroll taxes and travel) of our global services and support organization, which provides customized technical solutions for our customers as well as ongoing technical support.

Cost of network build-out and support is comprised of small server-related equipment and third-party support costs to build and maintain our global network of servers.

Basis for and Background of the Classification Change
In early 2013, following the appointment of our new CEO, we reevaluated our business model, which led to a change in the way we analyze our business. A primary outcome of this change was that we now include in our management's discussion and analysis of results of operations (MD&A) a quantification of contributions to revenue growth by solution category (i.e., grouping of similar types of solutions being offered by us) as well as industry vertical (i.e., what types of customers buy our solutions). As we explain below, this new view of revenues also drove a change in the classification of the cost of services and support and the cost of network build-out and support to cost of revenues.

Prior to 2013, we disclosed in MD&A our revenues based on industry verticals. We also broadly categorized the types of solutions used by our customers as either traditional traffic-based content delivery solutions (e.g., video streaming or music downloads) or cloud-based solutions (e.g., improving the user experience for an online application such as a shopping cart or store locator).

New solutions are playing a growing role in attracting, retaining and generating incremental revenue from new and existing customers. These new solutions include support and services offerings (e.g. priority and premium technical support), security tools to protect a web site and network operator solutions that provide content delivery services over private networks. Customers across different industries are buying different types of solutions, new customer types are emerging and our broader categories are providing less insight into our different types of offerings.

In recognition of this evolution in our solution offerings, in early 2013, we determined that it was appropriate to reassess how we analyze our business. As mentioned above, a primary outcome of this reassessment was to change our internal and external reporting to provide management and investors with a more granular view of total revenues by solution category. Starting with MD&A in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, we disclosed total revenues on both a current and historical basis using the following solution categories:

•	Media Delivery

•	Performance & Security

•	Services & Support

•	Advertising Decision Solutions

In light of this updated approach to understanding and discussing our revenues, we reassessed our classification of cost of services and support and cost of network build-out and support.

Prior to 2013, we classified the cost of services and support as sales and marketing because we viewed our global services and support organization primarily as a customer relationship management function. Similarly, prior to 2013, we classified the cost of network build-out and support as general and administrative because we viewed these costs primarily as a component of the procurement

Patrick Gilmore
Securities and Exchange Commission    June 14, 2013
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process related to acquiring and maintaining our global network of servers, rather than a cost of delivering solutions to our customers.

We have now made the determination that, going forward, we should consider the cost of services and support primarily as a direct driver of services and support solutions revenues, and the cost of network build-out and support primarily as being more closely correlated with our media delivery and performance and security solutions. Accordingly, in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, we changed the classification of these costs to cost of revenues in our consolidated statements of operations and updated our MD&A disclosures to inform investors about how we now analyze the business.

We disclosed the classification of these costs in the MD&A of our 2012 Annual Report on Form 10-K so that investors knew how we analyzed the business at that time.

In reporting our results in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, for purposes of comparability, we reclassified the previously reported cost of support and services and cost of network build-out and support to cost of sales for the quarter ended March 31, 2012 to enable investors to compare year-over-year results based upon the most current reporting methodology.

We believe that the reclassification of previously reported results of operations provided investors with relevant and helpful insights to our business beyond our historical reporting practices and allowed for consistent year-over-year comparisons. Additionally, we believe this approach was better than presenting disparate, yet correct, reporting methodologies for the first quarter of 2013 and 2012.

3.
Additionally, based upon the discussion within the Form 8-K, it appears that you consider this change to be a reclassification. Please provide your consideration of the guidance within ASC 250 including your assessment of whether amounts previously reported contained an error and your basis for omitting disclosure regarding the new reporting methodologies, including quantification of the change for all periods presented within this Form 10-Q. As part of your response, please provide us with an analysis quantifying the impact on the relevant line items for each of the three years ended December 31, 2012.

Akamai Response
Because the classification changes described in our response to Comment 2 above resulted from a change in the way we analyze our business, we determined such adjustments constituted reclassifications rather than the correction of an error, a change in accounting estimate or a change in accounting principle; accordingly, we did not apply the guidance in Accounting Standard Codification (ASC) 250.

The classification changes did not impact total costs and expenses, income from operations, net income or net income per weighted average share. Also, the classification changes did not impact gross profit because we report a single-step consolidated statement of operations that does not segregate cost of revenues and gross profit.

As noted in Comment 2 above, in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, we reclassified the previously reported results of operations for the quarter ended March 31, 2012 to enable investors to compare year-over-year results based upon the most current reporting methodology.

Patrick Gilmore
Securities and Exchange Commission    June 14, 2013
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We alerted investors to these reclassifications in our Current Report on Form 8-K filed on March 11, 2013, in conjunction with our annual investor meeting, and again in Note 1 to our Notes to Unaudited Consolidated Financial Statements of our Quarterly Report on Form 10-Q for the period ended March 31, 2013, in which we indicated: “Certain reclassifications have been made to prior period results of operations to conform to the current period presentation.”

In order to provide greater clarity about the reclassification, in future filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we will include additional disclosure that describes the reclassifications to cost of revenues and the impact on the relevant line items for the applicable periods reported, which will be substantially the same as that below:

“Effective January 1, 2013, we changed the classification of the cost of services and support and the cost of network build-out and support to cost of revenues in our consolidated statements of operations. We are reporting using the new classifications on both a current and historical basis such that the cost of services and support previously included on the sales and marking line of the statements of operations and the cost of network build-out and support previously included on the general and administrative line of the statements of operations are now included as cost of revenues.

For the three-month period ended March 31, 2012, $18.3 million of services and support costs and $4.1 million of network build-out and support costs that were previously reported as sales and marketing costs and general and administrative costs, respectively, are now reported as cost of revenues in our consolidated statement of operations.

For the three-month period ended March 31, 2013, $21.9 million of services and support costs and $4.4 million of network build-out and support costs were reported as cost of revenues in our consolidated statement of operations.”

While we believe the foregoing provides an appropriate level of disclosure to enable investors to understand the reclassification changes and the impact of them on our results of operations, we welcome any feedback from the Staff on the proposed disclosure.

Per your request, the following table shows the impact of these reclassifications on our results of operations for the three-month period ended March 31, 2012, which was reported in our Quarterly Report on Form 10-Q for the period ended March 31, 2013. In that same report, for the three-month period ended March 31, 2013, $21.9 million of services and support costs and $4.4 million of network build-out and support costs were reported as cost of revenues in our consolidated statement of operations.

Patrick Gilmore
Securities and Exchange Commission    June 14, 2013
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	Three months ended
	March 31, 2012
	As previously reported	Reclass	As currently reported
Cost and operating expenses:
Cost of revenues	$102,566	$22,359	$124,925
Research and development	17,480	—	17,480
Sales and marketing	67,290	(18,295)	48,995
General and administrative	55,706	(4,064)	51,642
Amortization of acquired intangible assets	4,767	—	4,767
Restructuring charges	60	—	60
Total cost and operating expenses	$247,869	$—	$247,869

Also per your request, the following tables quantify the reclassifications for each of the three years ended December 31, 2012, 2011 and 2010:

	Year ended
	December 31, 2012
	As previously reported	Reclass	Adjusted
Cost and operating expenses:
Cost of revenues	$431,911	$97,989	$529,900
Research and development	74,744	—	74,744
Sales and marketing	304,404	(81,056)	223,348
General and administrative	227,033	(16,933)	210,100
Amortization of acquired intangible assets	20,962	—	20,962
Restructuring charges	406	—	406
Total cost and operating expenses	$1,059,460	$—	$1,059,460

	Year ended
	December 31, 2011
	As previously reported	Reclass	Adjusted
Cost and operating expenses:
Cost of revenues	$374,543	$79,162	$453,705
Research and development	52,333	—	52,333
Sales and marketing	227,331	(64,314)	163,017
General and administrative	191,726	(14,848)	176,878
Amortization of acquired intangible assets	17,070	—	17,070
Restructuring charges	4,886	—	4,886
Total cost and operating expenses	$867,889	$—	$867,889

Patrick Gilmore
Securities and Exchange Commission    June 14, 2013
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	Year ended
	December 31, 2010
	As previously reported	Reclass	Adjusted
Cost and operating expenses:
Cost of revenues	$303,403	$72,957	$376,360
Research and development	54,766	—	54,766
Sales and marketing	226,704	(59,822)	166,882
General and administrative	167,779	(13,135)	154,644
Amortization of acquired intangible assets	16,657	—	16,657
Total cost and operating expenses	$769,309	$—	$769,309

* * * * * * *

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above, please contact the undersigned at your convenience at 617-444-4772.

Very truly yours,

/s/ James Benson
James Benson
Executive Vice President and
Chief Financial Officer

cc: F. Thomson Leighton
Chief Executive Officer

Melanie Haratunian
Senior Vice President and General Counsel

Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP